May 13, 2020

VIA EDGAR

Re:	Legion Works, Inc. (the “Company”)
Amendment No. 1 to Offering Statement on Form 1-A Filed April 20, 2020 File No. 024-11169

To whom it may concern:

Please see the Company’s responses to the staff’s comments below.

Staff Comment:

Dilution, page 31

1. We note your disclosure now indicates new investors will experience immediate dilution of approximately $0.23 per share. Please tell us how you calculated this amount. It appears that the $0.23 dilution calculation assumes a purchase price of $0.75 for all pro forma shares issued, including the shares obtained by purchasing units offered at $0.50 per unit. In addition, we note that the first dilution table on page 32 has not been revised. As previously requested, please tell us how you considered both the shares obtained for $0.50 upon purchase of a unit and shares obtained for $0.75 upon exercise of a warrant in determining dilution to new investors.

Company Response:

We have amended the dilution table to reflect accurate numbers.

Staff Comment:

Description of the Business, page 35

2. We note that you have entered into a letter of intent to purchase Hello Bar LLC. Please tell us if you consider this or any other acquisition probable at this time. If so, please tell us what consideration you gave to providing the financial statements required by Part F/S of Regulation A and Rule 8-04 of Regulation S-X.

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Company Response:

We did not give consideration to providing financial statements required by Part F/S of Regulation A or Rule 8-04 of Regulation S-X because the purchase of Hello Bar LLC will not happen and a definitive agreement will not be entered into unless, at minimum, the Offering Statement is deemed qualified by the Commission.

The following information was provided to give the potential investor a greater understanding of the process of purchasing Hello Bar LLC and the timeline for the purchase.

Unless this Offering Statement is deemed qualified by the Securities Exchange Commission, Hello Bar will not be acquired by the Company. Furthermore, if the Securities Exchange Commission does deem the Offering Statement qualified, the Company will need to raise a minimum amount of capital in order to be consider closing on the transaction. The Company’s priorities remain with developing its current products and prioritizing capital to those developments, prior to considering outside acquisitions. It is unlikely that the Company will enter into a definitive agreement with Hello Bar (or any other potential acquisition) prior to qualification of the Offering Statement. We currently consider a minimum of one acquisition within 30-90 days of our offering probable if the Company is able to raise enough capital to both finance its current product offerings and the purchase of the intended acquisition.  Hello Bar, LLC is the most likely company to be the first acquisition, but we are also in discussions with other identified acquisition targets.   For Hello Bar, LLC we are running a more extensive due diligence process including reviewing historical financials, obtaining a 3rd party valuation, and creating a business plan for growth of the company if/when we were to acquire the company.  While we anticipate this resulting in a definitive agreement, this due diligence may result in terms different than those outlined in the Letter of Intent and could result in us considering closing on other identified acquisition targets prior to or in place of Hello Bar, LLC. Furthermore, due to recent economic events, it may not be a prudent decision for the sellers of Hello Bar to sell at this time. Therefore, this puts the potential acquisition in jeopardy.

In addition to Hello Bar, LLC, we have identified a handful of additional acquisition targets and have been in particularly extensive conversations with two companies that we anticipate drafting Letters of Intent for within the next 30-45 days.  We are currently conducting due diligence on both of these other companies to determine the appropriate terms to include in these Letters of Intent.  Both of the companies are very similar in size, industry and scope to Hello Bar, LLC.

Staff Comment

3. We note that you have entered into a letter of intent to purchase Hello Bar, LLC and that you anticipate entering a definitive agreement. Please revise to address the preliminary terms of the letter of intent. Also revise to provide the material information regarding Hello Bar LLC and its operations in the offering statement. Finally, file the definitive agreement with Hello Bar if and when it is finalized.

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Company Response:

We do not expect that the definitive agreement will be entered into until after qualification of our Offering Statement and after thorough due diligence is completed by disinterested third-parties. We have added the following to address the terms of the letter of intent as well as material information regarding Hello Bar and its operations:

The Company has entered into a letter of intent to purchase Hello Bar, LLC which is controlled by our CEO, Ryan Bettencourt. Hello Bar is a website tool that enables users to capture more sales from their website using Hello Bars traffic capture bars. Hello Bar offers three levels of service: free, growth, and elite. Hello Bar clients can choose to pay a month to month fee or pay a discounted yearly fee.  As part of the Hello Bar, LLC acquisition, Legion would also acquire Subscribers.  Subscribers is a separate software service owned by Hello Bar, LLC that enables websites to send push notifications via web browsers.

The Hello Bar service enables customers to launch website “popups” to capture email addresses or other user information a website can use to convert a visitor into a customer.  The Hello Bar service allows for a variety of design options and includes a wide range of features to target certain users, to A/B test various pop ups and to integrate other tools.

The Subscribers service enables websites to send push notifications via web browsers to their website visitors who have opted in to receive such push notifications.  The Subscribers service also offers a wide range of features for designing these push notifications, A/B testing, and capturing and recapturing ecommerce customers based on particular behaviors.

The HelloBar.com and Subscribers.com sites include multiple support features like a helpdesk and frequently asked questions for customers.

Hello Bar, LLC currently does annualized revenue of just over $1,615,000.  The agreed upon acquisition price is currently $4,800,000, which amounts to 3 times annualized revenue.  This is below market averages for SaaS companies.  Prior to completion of a definitive agreement, the Company will obtain a third--party valuation on which to base the final purchase price.  In line with its overall acquisition strategy, the intent is for the Company to purchase Hello Bar, LLC at a discounted price and to seller finance part of the acquisition.  Therefore, current terms include $2,500,000 in cash at the time of acquisition with the remaining $2,300,000 payable over a 24-month time period.  This will allow for the Company to pay for a significant portion of the acquisition through profit generated by Hello Bar, LLC.

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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Staff Comment:

Interest of Management and Others in Certain Related-Party Transactions and Agreements, page 47

4. We note your response to comment 6 and we reissue our comment. Please revise to name the parties in the noted related party transactions, indicate their relationship to the issuer and indicate the amount of their interest in the transactions. See Item 13 of Form 1-A.

Company Response:

This has been revised to read that our Chairman, Michael Kamo, is 100% owner of the stock of Hello Bar, LLC and that Ryan Bettencourt, our CEO is control of Hello Bar, LLC.

Staff Comment:

Signatures, page 53

5. We note your response to comment 8 and we reissue it in part. Please revise to include the signature of the principal accounting officer or indicate the appropriate capacity.

Company Response:

We have updated to include Ryan Bettencourt as the Chief Accounting Officer.

Staff Comment:

Index to Exhibits, page 54

6. Please revise your exhibit index to include the letter of intent to purchase Hello Bar LLC

Company Response:

We have updated to note the exhibit that is the Letter of Intent to purchase Hello Bar LLC.

Thank you for your attention.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel

38977 Sky Canyon Drive, Suite 101

Murrieta CA, 92563

Email: jillian@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net

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